 Exhibit 17.4

1 From: Brad Virbitsky Sent: March 12, 2026 10:41 AM To: Bob Hodgins Cc: Eva Di Diodoro Subject: [EXTERNAL] Board resignation - Brad Virbitsky EXTERNAL EMAIL: This email originated from outside of the organization - do not click links or open attachments unless you recognize the sender and know the content is safe. 3/12/2026 Chair of the Board Gran Tierra Dear Bob, I'm writing to formally resign from my position as a member of the Board of Directors of Gran Tierra, effective immediately. I strongly disagree with the decision of the audit committee to end the third party investigation of the whistleblower complaint and handle it internally. Sincerely, Brad Virbitsky

2 NOTICE: This email and any attachments transmitted with it are confidential and intended solely for the use of the individual(s) or entity to whom they are addressed. Please notify the sender immediately by e-mail if you have received this e-mail by mistake and delete this e-mail and all copies of it from your system. If you are not the intended recipient you are notified that disclosing, copying, distributing or taking any action in reliance on the contents of this information is strictly prohibited. Sender does not intend to waive confidentiality or privilege.